A special meeting of shareholders of the Investment Grade Fixed Income Portfolio was held on April
11, 2003, at the offices of the Fund at 466 Lexington
Avenue, New York, New York, 10017-3140. The following matters were voted upon by the shareholders and the resulting votes are presented below:

   Proposal           For          Against       Abstain

Approval of        258,109.583           0.00           0.00
proposal to
modify
investment
restriction on
borrowing.

Approval of        258,109.583           0.00           0.00
proposal to
modify
investment
restriction on
lending.

Approval of        258,109.583           0.00           0.00
proposal to
modify
investment
restriction on
real estate
investments.

Approval of        258,109.583           0.00           0.00
proposal to
change
investment
objective from
fundamental to
non-
fundamental.